Exhibit 99.1

JCP INVESTMENT MANAGEMENT ISSUES OPEN LETTER TO CASELLA BOARD

Informs Board it has been Contacted by Multiple Potential Strategic Acquirers

Calls on Board to Establish Date for 2015 Annual Meeting

HOUSTON, TX – May 29, 2015 – JCP Investment Management, LLC (together with its affiliates, “JCP”), and the other participants named herein, collectively own approximately 5.4% of the outstanding Class A shares of Casella Waste Systems, Inc. (“Casella” or the “Company”) (NASDAQ: CWST). Today, JCP sent an open letter to Casella’s Board of Directors (the “Board”) in connection with its campaign to elect three highly-qualified directors, Brett W. Frazier, James C. Pappas and Joseph B. Swinbank, to the Board at the 2015 Annual Meeting.

The full text of the letter follows:

May 29, 2015

Dear Members of the Board,

JCP Investment Management, LLC (together with its affiliates, “JCP” or “we”), and the other participants in its solicitation seeking to elect three highly-qualified directors to the Board of Directors (the “Board”) of Casella Waste Systems, Inc. (“Casella” or the “Company”), collectively own approximately 5.4% of Casella’s outstanding Class A shares.

JCP has invested in Casella since March of 2010. Since publicly disclosing our nomination of Brett W. Frazier, James C. Pappas and Joseph B. Swinbank to the Board on April 28, 2015, we have received numerous telephone calls from shareholders and analysts alike who share our views and are eager for change on the Board. In addition, multiple potential strategic acquirers have contacted us expressing interest in Casella.

Strong apparent interest in Casella as an attractive acquisition target means that now more than ever substantial shareholder representation is urgently needed on the Board to ensure that appropriate actions are taken to create value for ALL shareholders. This Board should set a date for the 2015 Annual Meeting without delay to allow shareholders to elect their representatives that they believe are best suited to capitalize on the available opportunities.

We continue to be open, as we always have been, to a constructive engagement with the Board.  In the spirit of such a collaborative effort we have proposed to the Board a framework for a mutually acceptable resolution that we believe is in the best interests of all shareholders.  In our view, it is incumbent that this Board engages with us immediately and open-mindedly to ensure optimal composition of the Board.

Availability of Strategic Alternatives

JCP has already been contacted by multiple potential strategic acquirers of Casella, each with unquestionable financing abilities.  We believe others may have interest in pursuing a transaction with Casella as well. In the current climate of inexpensive and readily available financing and given the undervaluation of Casella’s shares relative to the underlying value of its assets, we are confident Casella represents an attractive acquisition target.

Multiples in the waste management space have reached near record levels, materially higher than where the Company is currently trading. To maximize value for shareholders, we believe now is the time for Casella to test the market and evaluate all available strategic alternatives, including the sale of the Company in whole or in part.

While we believe a case may be made for a going concern strategy where a significant portion of Casella’s assets would be sold at favorable multiples to pay down debt, this strategy would entail significant amounts of risk and time.  Given the considerable uncertainty underlying the Company as a going concern, we believe Casella should hire an investment bank to explore strategic alternatives.

In our view, a new and improved Board should be charged with exploring available strategic opportunities. Given the Company’s chronic underperformance and the inability or unwillingness of the incumbent Board to take the right steps to enhance shareholder value, we are skeptical that the Board as currently composed would properly oversee any strategic alternatives review process.

Delay of 2015 Annual Meeting

Like many shareholders, we are troubled by the Board’s decision to postpone the 2015 Annual Meeting from July 7, 2015 to an unspecified future date. Now is the time to reconstitute the Board with the right people to oversee a robust exploration of strategic alternatives and ensure Casella capitalizes fully on available opportunities to maximize value for shareholders.

As we previously explained in our April 28, 2015 press release, shareholders are prohibited from calling special meetings and cannot act by written consent, which effectively means shareholders cannot seek Board change between annual meetings. We are unaware of any steps taken by the Board to call or prepare for the 2015 Annual Meeting, such as setting a meeting date or establishing a record ownership date. If the Board will not engage seriously in discussions with us to enhance the composition of the Board in the interest of all shareholders, we call on the Board to cease its stall tactics and establish a date for the 2015 Annual Meeting immediately.

Moratorium on Dilutive Equity Offerings

As one of Casella’s largest shareholders, we believe it is our responsibility to share with the Board a common concern that shareholders have expressed to us. Following the Company’s September 2012 dilutive equity offering, there is a sense of trepidation amongst shareholders that the Board may engage in a further dilutive offering this year. Share count cannot continue to increase without a commensurate increase in earning power.  Based on the Company’s current financial condition, we strongly believe there is no need for any additional equity offering. Further dilutive actions by the Board would clearly be contrary to the best interests of shareholders.

To be clear, given the Company’s history of underperformance and poor corporate governance, we believe that the Board should refrain from engaging in any significant transactions involving the issuance of convertible notes, debt or stock without shareholder approval.

Summary

JCP is determined that independent shareholder representatives must be urgently added to the Board to ensure that decisions are made with the best interests of shareholders as the paramount objective. Strong interest in Casella as a potential acquisition target is a reason to expedite rather than delay reinvigorating the Board and renewing focus on shareholder value in boardroom discussions.  We look forward to a constructive engagement with the Board and working with the Board to fully explore all opportunities available to maximize shareholder value.  However, if no agreement can be reached we intend to continue to pursue the election of our nominees to the Board and would expect the Board to immediately set a date for the 2015 Annual Meeting to allow shareholders to timely exercise their right to elect Casella’s directors.

Sincerely,

James C. Pappas
JCP Investment Management, LLC

CERTAIN INFORMATION CONCERNING PARTICIPANTS

JCP Investment Management, LLC, together with the participants named herein, intends to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of their slate of three highly-qualified director nominees at the 2015 annual meeting of stockholders of Casella Waste Systems, Inc., a Delaware corporation (the “Company”).

JCP INVESTMENT MANAGEMENT STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV.  IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.  REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the proxy solicitation are JCP Investment Partnership, LP (“JCP Partnership”), JCP Single-Asset Partnership, LP (“JCP Single-Asset”), JCP Investment Partners, LP (“JCP Partners”), JCP Investment Holdings, LLC (“JCP Holdings”), JCP Investment Management, LLC (“JCP Management”), James C. Pappas, Brett W. Frazier and Joseph B. Swinbank (collectively, the “Participants”).

As of the date hereof, JCP Partnership beneficially owned 1,483,435 shares of Class A Common Stock, $0.01 par value per share (“Common Stock”).  As of the date hereof, JCP Single-Asset beneficially owned 626,468 shares of Common Stock. JCP Partners, as the general partner of each of JCP Partnership and JCP Single-Asset, may be deemed the beneficial owner of the 2,109,903 shares of Common Stock owned in the aggregate by JCP Partnership and JCP Single-Asset.  JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 2,109,903 shares of Common Stock owned in the aggregate by JCP Partnership and JCP Single-Asset.  JCP Management, as the investment manager of each of JCP Partnership and JCP Single-Asset, may be deemed the beneficial owner of the 2,109,903 shares of Common Stock owned in the aggregate by JCP Partnership and JCP Single-Asset.  Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the 2,109,903 shares of Common Stock owned in the aggregate by JCP Partnership and JCP Single-Asset. As of the date hereof, Mr. Frazier beneficially owned 40,000 shares of Common Stock. As of the date hereof, Mr. Swinbank did not beneficially own any shares of Common Stock.

About JCP Investment Management:

JCP Investment Management, LLC is an investment firm headquartered in Houston, TX that engages in value-based investing across the capital structure.  JCP follows an opportunistic approach to investing across different equity, credit and distressed securities largely in North America.

Investor Contacts:

James C. Pappas
JCP Investment Management, LLC
(713) 333-5540

John Glenn Grau
InvestorCom, Inc.
(203) 972-9300 ext. 11